UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-14878

GERDAU S.A.

Av. Dra. Ruth Cardoso, 8501, 8th floor

05425-070 São Paulo, São Paulo

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Gerdau S.A. of

Results of Cash Tender Offer for Any and All Outstanding 4.875% Notes due 2027 issued by Gerdau Trade Inc.

São Paulo, June 9, 2025 – Gerdau S.A. (“Gerdau”) (NYSE: GGB) announces the expiration of its previously announced offer to purchase for cash any and all of the outstanding 4.875% notes due 2027 (the “Notes”) issued by Gerdau Trade Inc. (“Gerdau Trade”), fully, unconditionally and irrevocably guaranteed by Gerdau (by itself and as successor in interest of Gerdau Aços Especiais S.A.), Gerdau Açominas S.A. and Gerdau Aços Longos S.A. (together, the “Guarantors”) (the “Offer”).

The Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated June 3, 2025 (the “Offer to Purchase”) relating to the Notes and the accompanying notice of guaranteed delivery.

Information regarding the Notes and the results of the Offer is summarized in the following table:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Principal Amount Tendered(1)	Principal Amount Outstanding Following the Settlement Date(1)	Consideration(2)
4.875% Notes due 2027	G3925DAD2 / USG3925DAD24 37373WAD2 / US37373WAD20	US$418,244,000	US$237,646,000	US$180,598,000	US$1,007.83

(1)	Does not take into account US$200,000 principal amount of Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), which remain subject to the holders’ performance of the delivery requirements under such Guaranteed Delivery Procedures.
(2)	Per US$1,000 principal amount of Notes validly tendered and accepted for purchase, based on the Fixed Spread (as defined in the Offer to Purchase) plus the yield calculated to the maturity date for the Notes, based on the bid-side price of the Reference U.S. Treasury Security (as defined in the Offer to Purchase) for the Notes as of 11:00 a.m. (New York City time) on June 9, 2025. The Consideration does not include Accrued Interest (as defined in the Offer to Purchase) on the Notes, which will be payable in cash.

Information on the Offer

The Offer expired at 5:00 p.m., New York City time, on June 9, 2025 (the “Expiration Date”).

All conditions described in the Offer to Purchase have been satisfied, and Gerdau has accepted for purchase all of the Notes validly tendered.

Settlement

Settlement of the Offer is expected to occur within three business days following the Expiration Date, which will be June 12, 2025 (the “Settlement Date”).

For More Information

The terms and conditions of the Offer are described in the Offer Documents. Copies of the Offer Documents are available at www.dfking.com/gerdau and by request to D.F. King & Co., Inc., the tender agent and information agent for the Offer (the “Tender and Information Agent”). Requests for copies of the Offer Documents should be directed to the Tender and Information Agent at +1 (800) 628-9011 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to gerdau@dfking.com.

Gerdau Trade has engaged BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Offer. Any questions or requests for assistance regarding the Offer may be directed to BofA Securities, Inc. collect at +1 (646) 855-8988 or toll-free (U.S. only) at +1 (888) 292-0070, Goldman Sachs & Co. LLC collect at +1 (212) 357-1452 or toll-free (U.S. only) at +1 (800) 828-3182, J.P. Morgan Securities LLC collect at +1 (212) 834-3554 / +55 11 4950 3312 or toll-free (U.S. only) at +1 (866) 834-4666 / +1 (866) 846-2874, and Morgan Stanley & Co. LLC collect at +1 (212) 761-1057 or toll-free (U.S. only) at +1 (800) 624-1808.

Disclaimer

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Offer was being made solely by means of the Offer Documents. The Offer was not made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Offer was deemed to be made on behalf of Gerdau Trade by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Gerdau S.A.

Rafael Dorneles Japur

Vice-President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2025

Gerdau S.A.

By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Vice-President and Investor Relations Officer